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EXHIBIT 4.5

                              SETTLEMENT AGREEMENT,
                     MUTUAL RELEASE AND COVENANT NOT TO SUE


         This Settlement Agreement, Mutual Release and Covenant Not To Sue (the "Settlement Agreement") is entered into this ___ day of September, 2003, between Cord Camera Centers, Inc. ("Cord") and Island Pacific, Inc. ("IPI") (formerly SVI Retail Inc.). Cord and IPI are collectively referred to hereinafter as the "Parties."

         In exchange for the promises and covenants set forth below, the Parties agree as follows:

SECTION 1. RECITALS

         This Agreement is made with reference to the following recital of essential facts:

         (A) During or about April 2000 through September 2000, the Parties entered into the following agreements relating to IPI's licensing to Cord and upgrading, enhancing, modifying, and customizing certain IPI Point of Sale Software (the "IPI POS Software"):

         POS License Agreement dated April of 2000
         POS Software Support Agreement dated May 2000
         Modification Agreement dated September of 2000

         (B) A dispute has arisen between the Parties resulting in Cord filing an action against IPI in the United States District Court for the Southern District of Ohio, Eastern Division, under Case No. C202859 (the "Action") and IPI filing a counter-claim against Cord (the "Counterclaim");

         (C) The Parties have agreed to settle all and any disputes between them on the terms of this Settlement Agreement; and

         (D) IPI has agreed to purchase from Cord, and Cord has agreed to sell to IPI, the IPI POS Software, Cord's rights under the POS Software Agreements, and all derivatives, enhancements, modifications, upgrades, and customization (collectively, "Enhancements") performed with respect to the IPI POS Software.

SECTION 2. CORD'S SETTLEMENT OBLIGATIONS

         (A) Cord shall sell to IPI, and IPI shall purchase from Cord, the IPI POS Software, including any Enhancements and Cord's rights under the POS Software Agreements, for the consideration specified in Section 3 below. To effectuate such sale, Cord shall remove IPI's POS Software program and Enhancements from all computers and/or computer systems in Cord's possession, custody, or control, and return to IPI's headquarters all copies of IPI's POS Software program and Enhancements in Cord's possession, custody, or control, no later than September 30, 2003. Cord shall also return any manuals associated with IPI's POS Software program. Cord shall retain copies of all mdb (database) files solely for use as historical data.

         (B) Cord warrants, represents, and covenants to IPI that (a) except for the use of the mdb files for Cord's sole use as historical data, Cord shall not use the IPI POS Software or any Enhancement for any purpose whatsoever, and (b) Cord presently has no knowledge of any claims against IPI other than those released in accordance with Section 5(A) INFRA.


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SECTION 3. IPI'S PURCHASE OBLIGATIONS

         IPI shall pay the purchase price for the assets purchased in accordance with Section 2 above, as follows:

         (A) IPI shall pay Cord the sum of $150,000 within five days of executing this Settlement Agreement.

         (B) IPI shall write off any amounts IPI believes Cord owes IPI as of the time of the signing of this Settlement Agreement, as well as all maintenance billing for the period July 1, 2002, through December 31, 2003. Any payments Cord owed IPI prior to the signing of this Agreement, for Cord's use of IPI's HOST or POS Software programs or the service contracts relating to those programs, shall no longer be due.

         (C) IPI agrees to provide Cord a $150,000 credit. Cord may use this credit to pay for any license or service offered by IPI and its affiliated companies, at Cord's sole discretion, subject to the following:

                  (1) This credit may be used to offset fees for IPI's services, such as yearly maintenance and consulting, but not to offset the cost of any third-party service or products that IPI would have to purchase or acquire.

                  (2) This credit is subject to set-off, as described infra in
Section 4, subsection (E)(2).

         (D) IPI agrees to deliver to Cord 100,000 shares of IPI stock (currently trading on the American Stock Exchange as IPI) ("IPI stock") in accordance with this Section 3(D). IPI's and Cord's obligations with regard to the sale of the IPI stock are set out INFRA in Section 4. The IPI stock shall be duly authorized, validly issued, fully paid and non-assessable, and free and clear of any restrictions on transfer (subject to registration of such shares by IPI as described INFRA). As soon as practicable but no later than 90 days after the execution date of this Settlement Agreement, IPI shall either deliver registered IPI stock to Cord or file a registration statement on Form S-1 or Form S-3 as determined by IPI in its sole discretion (or any successor or other appropriate forms) with respect to Cord's IPI stock, and shall use its best efforts to maintain the effectiveness of such registration statement and the current status of the prospectus or prospectuses contained therein, for so long as Cord continues to own the IPI stock.


SECTION 4. RESTRICTIONS/OBLIGATIONS WITH REGARD TO THE SALE OF IPI STOCK

         Cord's sale of the 100,000 shares of IPI stock referenced SUPRA is subject to the following terms and conditions:

         (A) Cord may begin selling its shares of IPI stock immediately upon receipt, if such stock is registered.


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         (B) Cord may not, however, sell more than 5,000 shares of IPI stock in any single day.

         (C) The sale of IPI stock by Cord shall produce a minimum price of $3 per share of IPI stock, net of costs, for any IPI stock Cord sells, as provided in Section 4(E)(1) below, and shall be sold within 30 trading days of receiving the registered stock, subject to the following conditions:

                  (1) Cord must act in a commercially reasonable manner.

                  (2) Before Cord sells any of its shares of IPI stock for less than $3 per share, it must provide IPI 24 hours written notice via e-mail of its intention to sell.

         (D) Cord shall provide an accounting and copies of any documentation relating to its sales of the IPI stock within one week of each sale of such stock, unless earlier notice is required under another portion of this Settlement Agreement.

         (E) Within 7 days following the sale of the last 5,000 shares of IPI stock owned by Cord, Cord shall provide to IPI a final accounting of its sales of the IPI stock.

                  (1) If Cord's net proceeds from the sale of the IPI stock, exclusive of any and all costs associated with such sales, including, but not limited to brokerage commissions, is less than $300,000, then IPI will pay an amount in cash or cash equivalents equal to the difference between the $300,000 and Cord's net proceeds. Any payment under this subsection will be made within 7 days of receipt of the final accounting mentioned SUPRA.

                  (2) If Cord's net proceeds from the sale of the IPI stock, exclusive of any and all costs associated with such sales, including, but not limited to brokerage commissions, is greater than $300,000, then the credit to be provided to Cord by IPI under Section 3, subsection (C)(2), SUPRA, shall be reduced by an amount equal to 50% of the difference between Cord's net proceeds and $300,000.

         (F) Notwithstanding subsection (A) of this Section 4, IPI shall at all times retain the right to suspend the sales of Cord's IPI stock if, in its sole discretion, such suspension is necessary to comply with the federal and state securities laws applicable to IPI. In the event of such suspension by IPI of the sale of Cord's IPI stock, IPI shall take any and all such actions or steps as are necessary to regain compliance with the federal and state securities laws in order to allow Cord to proceed with the sales of IPI stock and in any event, IPI shall obtain compliance within 14 days.

         (G) If Cord (a) has not received 100,000 shares of registered IPI stock within 180 days of the execution date of this Settlement Agreement, or (b) becomes unable to sell all 100,000 shares of the IPI stock within 30 trading days of receiving the registered stock due to a suspension of sales under
Section 4, subsection (F), SUPRA, IPI will pay Cord $3 for each share of IPI stock that Cord is unable to sell. Payments under this subsection (G) are due within ten days after IPI receives from Cord any IPI stock Cord is unable to sell under this subsection (G).


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SECTION 5. MUTUAL RELEASE AND COVENANT NOT TO SUE

         (A) Cord. In consideration for the promises and payments contained herein, Cord, on behalf of itself and all of its affiliates, partners, employees, agents, successors, assigns, predecessors, attorneys, and any other person or persons whose claim may arise by and/or through it, hereby RELEASES any and all claims, actions, causes of action, and demands, of any nature or kind whatsoever, however arising, known or unknown, which Cord now has or hereafter may have or claim to have against IPI, its affiliates, independent contractors, officers, directors, shareholders, agents, successors, assigns, predecessors, and attorneys, that, directly or indirectly, involve, arise out of, or are in any way related to Cord's purchase of the IPI POS Software, including, without limitation, any Enhancements related thereto, the POS Software Agreements, and any of the facts asserted in the Action, PROVIDED HOWEVER, that nothing in this provision shall preclude any claim that hereafter may arise by virtue of a breach of an undertaking or promise set forth in this Settlement Agreement.

         (B) IPI. In consideration for the promises and payments contained herein, IPI, on behalf of itself and all of its affiliates, partners, employees, agents, successors, assigns, predecessors, attorneys, and any other person or persons whose claim may arise by and/or through it, hereby RELEASES any and all claims, actions, causes of action, and demands, of any nature or kind whatsoever, however arising, known or unknown, which IPI now has or hereafter may have or claim to have against Cord, its officers, directors, shareholders, agents, successors, assigns, predecessors, and attorneys, that directly or indirectly, involve, arise out of, or are in any way related to (i) moneys allegedly owed IPI before or as of the day this Settlement Agreement is executed or (ii) Cord's alleged unauthorized use of IPI's intellectual property prior to September 30, 2003; PROVIDED HOWEVER, that nothing in this provision shall preclude any claim that hereafter may arise by virtue of a breach of an undertaking or promise set forth in this Settlement Agreement.

SECTION 6. DISMISSAL ENTRIES

         (A) Within ten days of receipt of the consideration set forth above in
Section 3, Cord shall file with the United States District Court for the Southern District of Ohio, Eastern Division, a Stipulation to Dismiss dismissing with prejudice the Action.

         (B) Within ten days of receipt of the consideration set forth above in Sections 3 and 4, IPI shall file with the United States District Court for the Southern District of Ohio, Eastern Division, a Stipulation to Dismiss dismissing with prejudice the Counterclaim.

SECTION 7. REPRESENTATIONS AND CONSTRUCTION

         (A) Each Party hereto represents and warrants with respect to itself that (i) such Party is duly authorized to execute this Settlement Agreement,
(ii) this Settlement Agreement is a valid and binding agreement of such Party and enforceable against such Party in accordance with its terms, and (iii) such Party has not previously assigned any of the claims such Party has purported to release under this Settlement Agreement.

         (B) Each Party hereto understands and agrees that neither this Settlement Agreement nor any of the payments or releases contained herein shall be construed as an admission of liability or fault as to any claim or allegation made against a Party or their attorneys, partners, employers, employees, agents, successors, predecessors, or assigns.


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         (C) Each Party hereto understands and agrees that this Settlement
Agreement shall be governed by and construed in accordance with the laws of the State of Ohio. The spirit and intent of this Settlement Agreement is to terminate with finality the Action and the Counterclaim and all controversies and disputes that were raised or that could have been raised by any of the Parties to the Action and the Counterclaim. This Settlement Agreement shall be interpreted in accordance with such spirit and intent.

          (D) Each Party hereto understands and agrees that any action to enforce rights and/or obligations granted and/or mandated by this Settlement Agreement shall be brought in the Court of Common Pleas for Franklin County, Ohio.

         (E) Each Party represents that before signing this Settlement Agreement it has carefully read this Settlement Agreement and received the advice of its own counsel concerning the meaning and legal effect of its terms. Each Party further acknowledges that it is freely and voluntarily signing this Settlement Agreement and intends to be fully bound hereby.

SECTION 8. HEIRS, SUCCESSORS AND ASSIGNS

         This Settlement Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective heirs, successors, and assigns by law or in interest.

SECTION 9. REMEDIES FOR BREACH

         The Parties hereby agree that they may enforce any provision of this Settlement Agreement, and consent to suit as to any breach thereof. Upon the breach of any term or condition of this Settlement Agreement by any Party, the non-breaching Party shall have full recourse for all damages, to specifically include costs and attorneys' fees.

SECTION 10. CONFIDENTIALITY

         The Parties agree that they and their respective directors, officers, shareholders, partners, employees, agents, successors, assigns, and attorneys shall keep the existence and terms of this Settlement Agreement confidential except to the extent any Party makes disclosures to his or its auditors or attorneys, and to the extent that any Party is compelled to make disclosures to any federal, state, or other regulatory agency, or to the extent otherwise required by law.

SECTION 11. COUNTERPARTS

         This Settlement Agreement may be signed separately by each Party. Each signed copy of the Settlement Agreement shall be deemed an original, and both signed copies together shall constitute one and the same instrument.

SECTION 12. ENTIRE AGREEMENT

         This Settlement Agreement embodies the entire agreement and understanding of the Parties hereto with regard to the subject matter contained herein. There are no restrictions, promises, representations, warranties, covenants, or undertakings other than those expressly set forth or referred to herein.


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         IN WITNESS HEREOF, the Parties hereto have caused this Settlement
Agreement to be duly executed as of the day and year set forth opposite their signatures and, further, agree that signatures transmitted by facsimile are and shall be binding as the original signatures to this Settlement Agreement.

                                             ISLAND PACIFIC, INC.



Date: 9/30/03                                By: /s/ Ran Furman
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Witness: Tricia Skoda                        Position:  CFO




                                             CORD CAMERA CENTERS, INC.


Date: 9-30-03                                By: /s/ Steven Q. Cordle
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Witness: Karen Hartman                       Position: President